Banco Itaú Holding Financeira S.A.
A Publicly Listed Company	CNPJ. 60.872.504/0001-23

Market Announcement

APIMEC-NACIONAL AWARDS

Itaú Holding is pleased to announce that it has been selected to receive the following two APIMEC-NACIONAL (Capital Markets Analysts and Investment Professionals Association) awards:

1. Listed Company – 2007

2. Investor Relations Professional – 2007, awarded to Geraldo Soares

These distinctions are the result of direct polling of APIMEC members.  It is worth remembering that we were already honored in the Listed Company Category in 1999, 2001 and 2004.

These awards represent recognition for the commitment and unceasing efforts of Itaú Holding and its professional staff to provide increasingly useful, clear, transparent and objective information to market analysts.  They also make us increasingly aware of our responsibilities to the investment analyst community, a vital channel for communicating with the investing public.

We join in congratulating Prof. Elizeu Martins, who will receive the Special Award 2007, bestowed by APIMEC’s Board of Directors, for his work on constant improvements to the standards of financial statements and consequently the transparency practiced by listed companies in Brazil.  We also offer our congratulations to the other award winners, Ms. Rita Mundin, in the Investment Professional category, and the Valor Econômico newspaper, in the Communication Vehicle category.

Commitment to the ongoing development of capital markets is the theme common to all these award winners, noted for the transparency, dedication and respect for shareholders, analysts and investors with which they carry out their activities.

São Paulo, September 4  2008

ALFREDO EGYDIO SETUBAL
Investor Relations Director